                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               Amendment No. 2 to

                                 SCHEDULE 13E-3


                                 (RULE 13e-100)
           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
                          OPEN WHEEL RACING SERIES LLC
                       OPEN WHEEL ACQUISITION CORPORATION
                               GERALD R. FORSYTHE
                             WILLIS CAPITAL L.L.C.
                                KEVIN KALKHOVEN
                          21ST CENTURY RACING HOLDINGS
                                PAUL GENTILOZZI
                              BIG BANG RACING LLC
--------------------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    158711101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

       J. CARLISLE PEET III                               KEVIN KALKHOVEN
CHAMPIONSHIP AUTO RACING TEAMS, INC.               OPEN WHEEL RACING SERIES, LLC
 5350 LAKEVIEW PARKWAY SOUTH DRIVE                     275 MIDDLEFIELD ROAD
    INDIANAPOLIS, INDIANA 46268                    MENLO PARK, CALIFORNIA 94025
           (317) 715-4100                                 (650) 329-7300
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:

   SARKIS JEBEJIAN, ESQ.                           TIMOTHY G. HOXIE, ESQ.
CRAVATH, SWAINE & MOORE LLP                 HELLER EHRMAN WHITE & MCAULIFFE LLP
    825 EIGHTH AVENUE                                 333 BUSH STREET
 NEW YORK, NEW YORK 10019                   SAN FRANCISCO, CALIFORNIA 94104-2878
     (212) 474-1000                                   (415) 772-6000

This statement is filed in connection with (check the appropriate box):

   a.  [X]   The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2),
             Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule
             13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange
             Act of 1934 ("the Act").

   b.  [ ]   The filing of a registration statement under the Securities Act of
             1933.

   c.  [ ]   A tender offer.

   d.  [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting results of the transaction: [ ]

                            CALCULATION OF FILING FEE
=============================================================================================================
TRANSACTION VALUATION*                                                                 AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------------------
   $ 8,242,156                                                                                $ 666.79
=============================================================================================================

* The transaction valuation is based upon the aggregate merger consideration of $8,242,156 to be paid to the Championship Auto Racing Teams, Inc. stockholders.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals the transaction valuation multiplied by .00008090 of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $666.79                         Filing Party: Championship Auto Racing Teams, Inc.

Form or Registration No.: Schedule 14A                  Date Filed: October 7, 2003

================================================================================

                                TABLE OF CONTENTS

Item 1.        Summary Term Sheet
Item 2.        Subject Company Information
Item 3.        Identity and Background of Filing Person
Item 4.        Terms of the Transaction
Item 5.        Past Contacts, Transactions, Negotiations and Agreements
Item 6.        Purposes of the Transaction and Plans or Proposals
Item 7.        Purposes, Alternatives, Reasons and Effects
Item 8.        Fairness of the Transaction
Item 9.        Reports, Opinions, Appraisals and Negotiations
Item 10.       Source and Amounts of Funds or Other Consideration
Item 11.       Interest in Securities of the Subject Company
Item 12.       The Solicitation or Recommendation
Item 13.       Financial Statements
Item 14.       Persons/Assets, Retained, Employed, Compensated or Used
Item 15.       Additional Information
Item 16.       Exhibits
Signatures

                                  INTRODUCTION


This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Championship Auto Racing Teams, Inc., a Delaware corporation ("Championship"), Open Wheel Racing Series LLC, a Delaware limited liability company ("Open Wheel"), Open Wheel
Acquisition Corporation, a Delaware corporation ("Acquisition Corp."), Gerald R. Forsythe ("Mr. Forsythe"), Willis Capital L.L.C., a Delaware limited liability company ("Willis Capital"), Kevin Kalkhoven ("Mr. Kalkhoven"), 21st Century Racing Holdings, a Delaware limited liability company ("21st Century Racing"), Paul Gentilozzi ("Mr. Gentilozzi") and Big Bang Racing LLC ("Big Bang Racing," and together with Open Wheel, Acquisition Corp., Mr. Forsythe, Willis Capital, Mr. Kalkhoven, 21st Century Racing and Mr. Gentilozzi, the "Open Wheel Group")
, with the Securities and Exchange Commision to amend and restate the Rule
13e-3 Transaction Statement on Schedule 13E-3 filed jointly by Championship and the Open Wheel Group with the Securities and Exchange Commission in connection with the Agreement and Plan of Merger dated as of September 10, 2003 (the "Merger Agreement"), among Open Wheel, Acquisition Corp. and Championship. Championship and the Open Wheel Group are collectively referred to herein as the "Filing Persons."


If the Merger Agreement is adopted by Championship's stockholders and the other closing conditions set forth in the Merger Agreement are satisfied or waived, then Acquisition Corp. will merge with and into Championship (the "Merger"), with Championship continuing as the surviving corporation. In the Merger, each outstanding share of common stock, par value $0.01 per share, of Championship (the "Common Stock"), other than shares of Common Stock held by Open Wheel or Acquisition Corp. or held by stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive an amount of cash, without interest and rounded down to the nearest cent, equal to: (1) $8,242,156, divided by (2) the total number of shares of Common Stock outstanding immediately prior to completion of the Merger. Based on 14,718,134 capitalized Common Stock shares of Common Stock outstanding on October 3, 2003 (which Championship will not take any action to increase while the Merger is pending), each stockholder would be entitled to receive $0.56 for each share of Common Stock.

This Schedule 13E-3 is being filed jointly for convenience. Information contained or incorporated by reference in this Schedule 13E-3 concerning Championship and its affiliates (other than the Open Wheel Group and its affiliates) has been supplied by Championship, and information concerning the Open Wheel Group and its affiliates has been supplied by the Open Wheel Group.


Concurrently with the filing of this Schedule 13E-3, Championship is filing a definitive proxy statement (the "Proxy Statement") pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the Championship board of directors is soliciting proxies from the stockholders of Championship in connection with the Merger. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby incorporated herein by reference, and the responses to each item in this
Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET

Regulation M-A
Item 1001

The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

Regulation M-A
Item 1002

(a)            Championship Auto Racing Teams, Inc.
               5350 Lakeview Parkway South Dr.
               Indianapolis, Indiana 46268
               (317) 715-4100

               Championship is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction.

(b) On October 3, 2003, there were 14,718,134 outstanding shares of common stock, par value $0.01, of Championship.

(c) The information set forth in the Proxy Statement under the caption "INTRODUCTION -- Comparative Market Price Data" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "INTRODUCTION -- Dividends" is incorporated herein by reference.

(e)            Not applicable.

(f) The information set forth in the Proxy Statement under the caption "OTHER MATTERS -- Common Stock Transactions Information" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A
Item 1003

(a)-(c) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET -- The Parties to the Merger Agreement" is incorporated herein by reference.

               Members of the Open Wheel Group and Persons Controlling those Members. Set forth below is the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the members of the Open Wheel Group and the persons controlling those members.

               21st Century Racing is a limited liability company organized under the laws of the State of Delaware and its principal office is located at 275 Middlefield Road, Second Floor, Menlo Park, California 94025. 21st Century Racing is a specially-formed entity whose principal business is to hold a membership interest in Open Wheel. The sole member of 21st Century Racing is Mr. Kalkhoven.


               Mr. Kalkhoven is a United Kingdom citizen and his business address is 275 Middlefield Road, Second Floor, Menlo Park, California 94025. Mr. Kalkhoven's present principal occupation is that of an investor. From 1992 to May 2000, Mr. Kalkhoven was President, CEO and Chairman of Uniphase Corporation (now JDS Uniphase Corporation), whose principal business is as a global supplier of components and modules for fiberoptic communications and whose principal business address is 1768 Automation Parkway, San Jose, California 95131. From August 2000 to the present, Mr. Kalkhoven has been a member of Kalkhoven, Pettit, Levin and Johnson Ventures, LLC, a venture capital fund focused on investing in high technology telecommunications start-up companies and located at 275 Middlefield Road, Second Floor, Menlo Park, California 94025. From September 2000 to the present, Mr. Kalkhoven has served on the board of directors of Innovance Networks, a manufacturer of telecommunications networks located at 19 Fairmont Avenue, Ottawa, Ontario K1Y 1X4, Canada. From November 2001 to the present, Mr. Kalkhoven has served as Chairman of the board of directors of Optium Corporation, a fiber optic sub-system manufacturer of high performance transponders located at 500 Horizon Drive, Suite 505, Chalfont, PA 18914. From October 2001 to the present, Mr. Kalkhoven has served on the board of directors of Applied Micro Circuits Corporation, located at 6290 Sequence Drive, San Diego, California 92121, whose principal business is designing, developing and manufacturing high-performance, high-bandwidth silicon integrated circuits empowering wide area networks. From January 2003 to the present, Mr. Kalkhoven has been a member of PK Racing LLC located at 4001 Methanol Lane, Indianapolis, Indiana 46268, whose principal business is to develop and support an open-wheel racing team. From August 2003 to the present, Mr. Kalkhoven has been the sole member of

               21st Century Racing.


               Big Bang Racing is a limited liability company organized under the laws of the State of Delaware and its principal office is located at 201 N. Washington Square, Suite 900, Lansing, Michigan 48933. Big Bang Racing is a specially-formed entity whose principal business is to hold a membership interest in Open Wheel.



               Mr. Gentilozzi is the sole member of Big Bang Racing. Mr. Gentilozzi is a United States citizen and his business address is 201 North Washington Square, Suite 900, Lansing, Michigan 48933. Mr. Gentilozzi's principal occupation is that of an investor. For in excess of five years and to the present, Mr. Gentilozzi has served as chairman and CEO of Gentilozzi Real Estate, Inc., whose address is 201 North Washington Square, Suite 900, Lansing, Michigan 48933. Gentilozzi Real Estate, Inc. is primarily involved in the development and management of investment properties owned by entities controlled by Mr. Gentilozzi. For in excess of five years and to the present, Mr. Gentilozzi has been the chairman and CEO of Rocketsports, Inc. Rocketsports, Inc., whose principal address is 3400 West Road, East Lansing, Michigan 48823, is involved in all phases of the automobile racing industry. Mr. Gentilozzi is also the managing member of Trans Am Racing, L.L.C., whose address is 201 North Washington Square, Suite 900, Lansing, Michigan 48933. Trans Am Racing, L.L.C. owns and operates the Trans Am Series. Mr. Gentilozzi is also a member of MotoRock. MotoRock is located at 201 North Washington Square, Suite 900, Lansing Michigan 48933, and it is primarily in the business of promoting concerts in conjunction with motor racing events. From August 2003 to the present, Mr. Gentilozzi has been the sole member of Big Bang Racing.



               Willis Capital is a limited liability company organized under the laws of the State of Delaware and its principal office is located at 1111 South Willis Avenue, Wheeling, Illinois 60090. Willis Capital is a specially-formed entity whose principal business is to hold a membership interest in Open Wheel. The members of Willis Capital are Mr. Forsythe, Forsythe Racing, Inc. ("Forsythe Racing"), Indeck Energy Services, Inc. ("IES") and Indeck-Ilion Cogeneration Corp. ("Indeck-Ilion"), a wholly owned subsidiary of IES.



               Mr. Forsythe is a United States citizen and his business address is 1111 South Willis Avenue, Wheeling, Illinois 60090. For in excess of five years and to the present, Mr. Forsythe has served as Chairman and CEO of Indeck Power Equipment Company, located at 1111 South Willis Avenue, Wheeling, Illinois 60090, whose principal business is the rental, lease and sale of standardized steam power packages and components, such as boilers, compressed air dryers and other industrial services. For in excess of five years and to the present, Mr. Forsythe has served as Chairman and CEO of IES, located at 600 North Buffalo Grove Road, Buffalo Grove, Illinois 60089. IES is a developer, owner and operator of cogeneration and independent power projects in North America. From August 2001 to the present, Mr. Forsythe has served as Chairman and CEO of Indeck-Ilion, an independent power facility. The business address of Indeck-Ilion is 600 North Buffalo Grove Road, Buffalo Grove, Illinois 60089. For in excess of five years and to the present, Mr. Forsythe has served as Chairman and CEO of Forsythe Racing, located at 1111 South Willis Avenue, Wheeling, Illinois 60090, whose principal business is to develop and support an open-wheel racing team. From January 2000 through September 2001, Mr. Forsythe served on the board of directors of Black Hills Holding Corp., a diversified energy holding company operating principally in the United States and located at 625 9th Street, Rapid City, South Dakota 57709. From March 1998 until December 2001, Mr. Forsythe served on the board of directors of Championship. From August 2003 to the present, Mr. Forsythe has been a member of Willis Capital.

               Directors and Executive Officers of Championship. Set forth below is the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each director and executive officer of Championship.

               James F. Hardymon is a United States citizen and his business address is 333 West Vine Street, Suite 300, Lexington, Kentucky 40507. Mr. Hardymon has been a director of Championship since April 1998. Mr. Hardymon retired as Chairman and Chief Executive Officer of Textron, Inc., located at 40 Westminister Street, Providence, Rhode Island 02903-2596, in January 1999. Textron, Inc. is a public company, supplying aerospace, automotive and industrial components. Mr. Hardymon joined Textron in 1989 as President and Chief Operating Officer, became Chief Executive Officer in 1992 and assumed the additional title of Chairman in 1993. Mr. Hardymon is a director of Air Products and Chemicals, Inc., located at 7201 Hamilton Boulevard, Allentown, Pennsylvania 18195-1501, Schneider Electric SA, located at 43-45 Boulevard Franklin Roosevelt, F92500 Rueil Malmaison, France, Lexmark International, Inc., located at 740 West New Circle Road Lexington, KY 40550, Circuit City Stores, Inc. located at 9950 Mayland Drive, Richmond, Virginia 23233-1464, and American Standard Companies, Inc., located at One Centenial Avenue, Piscataway, New Jersey 08854. Mr. Hardymon is also a member of the Advisory Boards of Investcorp International, Inc., located at 280 Park Avenue, Floor 36W, New York, New York 10017, and Proudfoot Consulting Company, located at 11621 Kew Gardens Avenue, Palm Beach Gardens, Florida 33410.

               James A. Henderson is a United States citizen and his business address is 301 Washington Street, Columbus, Indiana 47201. Mr. Henderson has been a director of Championship since July 2000. Mr. Henderson retired as Chairman of the Board and Chief Executive Officer of Cummins Inc., located in Columbus, Indiana, in 1999 after serving as Chief Executive Officer since 1994 and its President since 1977. Mr. Henderson serves as a director of SBC Communications, Inc., located in San Antonio, Texas, International Paper Company, located in Stamford, Connecticut, Ryerson Tull, Inc., located in Chicago, Illinois, Rohm, Haas Company, located in Philadelphia, Pennsylvania, and Nanophase Technologies Corporation, located in Romeoville, Illinois.

               Christopher R. Pook is a United States citizen and his business address is 5350 Lakeview Parkway South Drive, Indianapolis, Indiana 46268. Mr. Pook has been a director of Championship since January 2002. Mr. Pook has served as President and CEO of Championship since December 2001. Prior to joining Championship, Mr. Pook served as President and Director of the Grand Prix Association of Long Beach, Inc., located at 3000 Pacific Avenue, Long Beach, California 90806, a subsidiary of Dover Downs Entertainment, Inc.

               Rafael A. Sanchez is a United States citizen and his business address is 232 Andalusia, Suite 300, Coral Gables, Florida 33134. Mr. Sanchez has been a director of Championship since June 2002. Mr. Sanchez has served as President and CEO of various ventures since 1998, including Sanchez Motorsports Group, Inc., Motorsports Americas, Inc., Douglas Road Partners and RAS Development, Inc., all located at 232 Andalusia, Coral Gables, Florida 33134. From 1995 to 1998, Mr. Sanchez served as the President and CEO of Homestead-Miami Speedway, located at 1 Speedway Boulevard, Homestead, Florida.

               Frederick T. Tucker is a United States citizen and his business address is 5302 E. Desert Vista Rd., Paradise Valley, AZ 85253. Mr. Tucker has been a director of Championship since May 2000. In 1998, Mr. Tucker was Executive Vice President of Motorola, Inc. and President of the Automotive, Component, Computer and Energy Sector of Motorola, Inc. From 1999 to January 2000, Mr. Tucker was Executive Vice President of Motorola, Inc. and Deputy to the Chief Executive Officer of Motorola, Inc. From January 2000 to October 2000, Mr. Tucker was Executive Vice President of Motorola, Inc. and President of the Semiconductor Products Sector of Motorola, Inc. From October 2001 until his retirement in February 2001, Mr. Tucker was Executive Vice President of Motorola, Inc. and Deputy Chief Executive Officer of Motorola, Inc. Mr. Tucker has served as a trustee of Rochester Institute of Technology, located in Rochester, New York, since 1986.

               David Clare is a United Kingdom citizen and his business address is 5350 Lakeview Parkway South Drive, Indianapolis, Indiana 46268. Mr. Clare was elected Chief Operating Officer of Championship in January 2003. From April 2000 through December 2002, Mr. Clare was a director of Merit/Burson-Marsteller, a leading communications company located at Daekyung Building, 13th Floor, 120 Taepyung-ro 2-Ka, Seoul 100-724, South Korea. From April 1996 to March 2000, Mr. Clare was managing director of Event Promotion International Limited, an event and sports marketing company located at Index House, Ascot, Berkshire SL5 7EU, United Kingdom.

               Thomas L. Carter is a United States citizen and his business address is 5350 Lakeview Parkway South Drive, Indianapolis, Indiana 46268. Mr. Carter was elected Chief Financial Officer of Championship in October 2000 and was first named Vice President of Finance and Administration of CART, Inc. in March 1998 after serving as Director of Finance since February 1997. From 1995 to 1996, Mr. Carter was employed by Rehman Robson, located in Troy, Michigan, as a senior tax manager. Mr. Carter is a certified public accountant.

               J. Carlisle Peet III is a United States citizen and his business address is 5350 Lakeview Parkway South Drive, Indianapolis, Indiana 46268. Mr. Peet became Vice President/Chief Legal Officer of CART, Inc. in June 2002. From 1981 through 2001, he served as Assistant General Counsel for three publicly traded companies, Rollins Truck Leasing Corp., Matlack Inc., and Rollins Environmental Services, Inc., all located in Wilmington, Delaware. Concurrently, from 1988 through 2001, Mr. Peet served as Vice President and General Counsel for Rollins Leasing Corp., located in Wilmington, Delaware, the operating subsidiary of Rollins Truck Leasing Corp.

               Victoria O'Connor is a United States Citizen and her business address is 5350 Lakeview Parkway South Drive, Indianapolis, Indiana 46268. From 1983 through 1998 Ms. O'Connor was the President and CEO of Pro-Motion Agency, Ltd., located in Highland Park, Illinois. Ms. O'Connor remained in this position when Pro-Motion Agency, Ltd. was acquired by Championship in April of 1998.

               During the last five years, none of the Filing Persons and none of the members, directors and executive officers of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding

               (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF THE TRANSACTION.

Regulation M-A
Item 1004

(a)(1)         Not applicable.

(a)(2)(i) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" and "INTRODUCTION -- Proposal to be Considered at the Special Meeting" is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "INTRODUCTION -- Proposal to be Considered at the Special Meeting" and "THE MERGER AGREEMENT -- Merger Consideration" is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Purpose of the Merger," "SPECIAL FACTORS -- Championship's Reasons for the Merger" and "SPECIAL FACTORS -- The Open Wheel Group's Reasons for the Merger" is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- The Special Meeting," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" and "INTRODUCTION -- Record Date; Voting Rights; Vote Required" is incorporated herein by reference.

(a)(2)(v) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Interests of Certain Persons in the Merger," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS -- Effects of the Merger on Championship and Championship's Common Stock; Plans or Proposals After the Merger," "SPECIAL FACTORS -- Interests of Directors and Executive Officers in the Merger" and "SPECIAL FACTORS -- Certain Relationships Between the Open Wheel Group and Championship" is incorporated herein by reference.

(a)(2)(vi)     Not applicable.

(a)(2)(vii) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- United States Federal Income Tax Consequences," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" and "SPECIAL FACTORS -- Material U.S. Federal Income Tax Consequences of the Merger to Championship's Stockholders" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- The Merger," "SUMMARY TERM SHEET -- Interests of Certain Persons in the Merger," "SUMMARY TERM SHEET -- Appraisal Rights," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "INTRODUCTION -- Proposal to be Considered at the Special Meeting", "SPECIAL FACTORS -- Effects of the Merger on Championship and Championship's Common Stock; Plans or Proposals After the Merger," "SPECIAL FACTORS -- Interests of Directors and Executive Officers in the Merger" and "SPECIAL FACTORS -- Certain Relationships Between the Open Wheel Group and Championship" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Appraisal Rights," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" and "SPECIAL FACTORS -- Appraisal Rights" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Provisions for Unaffiliated Stockholders" and "SPECIAL FACTORS -- Provisions for Unaffiliated Stockholders" is incorporated herein by reference.

(f)            Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A
Item 1005

(a)(1)-(2) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Interests of Directors and Executive Officers in the Merger" and "SPECIAL FACTORS -- Certain Relationships Between the Open Wheel Group and Championship" is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Interests of Certain Persons in the Merger," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Interests of Directors and Executive Officers in the Merger," "SPECIAL FACTORS -- Certain Relationships Between the Open Wheel Group and Championship" and "OTHER MATTERS -- Common Stock Transactions Information" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Certain Relationships Between the Open Wheel Group and Championship" and "CONTRIBUTION AGREEMENT" is incorporated herein by reference. Pursuant to Section 14.9 of the Open Wheel Limited Liability Company Operating Agreement (the "Open Wheel Operating Agreement") dated August 15, 2003, each member of Open Wheel agreed not to transfer any shares of Championship held by such member and to vote such shares of Championship as directed by Open Wheel in any matter relating to the acquisition of Championship, subject to the Voting Agreement, dated as of September 11, 2002, between Mr. Forsythe and Championship, filed as Exhibit (d)(2) hereto, and the Voting Agreement, dated as of October 16, 2002, between Mr. Forsythe and Championship, filed as Exhibit (d)(3) hereto. The full text of the Open Wheel Operating Agreement is attached as Exhibit 99.3 to the Schedule 13D filed by Open Wheel and is affiliates on August 15, 2003 and is incorporated herein by reference. The information set forth in Exhibits (d)(1), (d)(2), (d)(3) and (d)(4) is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A
Item 1006

(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Effects of the Merger," "SPECIAL FACTORS -- Effects of the Merger on Championship and Championship's Common Stock; Plans or Proposals After the Merger" and "THE MERGER AGREEMENT -- Merger Consideration" is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Effects of the Merger," "SUMMARY TERM SHEET -- Interests of Certain Persons in the Merger," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS --Effects of the Merger on Championship and Championship's Common Stock; Plans or Proposals After the Merger," "SPECIAL FACTORS -- Interests of Directors and Executive Officers in the Merger," "SPECIAL FACTORS -- Certain Relationships Between the Open Wheel Group and Championship" and "THE MERGER AGREEMENT -- Certificate of Incorporation; By-laws; Directors and Officers of the Surviving Corporation" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A
Item 1013

(a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Purpose of the Merger," "SPECIAL FACTORS -- Background of the Merger" and "SPECIAL FACTORS -- Purpose and Structure of the Merger" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Background of the Merger" and "SPECIAL FACTORS -- Reasons for the Recommendation of the Championship Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Purpose of the Merger," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Reasons for the Recommendation of the Championship Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- Championship's Reasons for the Merger," "SPECIAL FACTORS -- The Open Wheel Group's Reasons for the Merger" and "SPECIAL FACTORS -- Purpose and Structure of the Merger" is incorporated herein by reference.


(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Purpose of the Merger," "SUMMARY TERM SHEET -- Effects of the Merger," "SUMMARY TERM SHEET -- United States Federal Income Tax Consequences," "SUMMARY TERM SHEET -- Interests of Certain Persons in the Merger," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS -- Reasons for the Recommendation of the Championship Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- Forecasts," "SPECIAL FACTORS -- Purpose and Structure of the Merger," "SPECIAL FACTORS -- Effects of the Merger on Championship and Championship's Common Stock; Plans or Proposals After the Merger," "SPECIAL FACTORS -- Effects on Championship if the Merger is not Completed," "SPECIAL FACTORS -- Interests of Directors and Executive Officers in the Merger," "SPECIAL FACTORS -- Certain Relationships Between the Open Wheel Group and Championship," "SPECIAL FACTORS -- Material U.S. Federal Income Tax Consequences of the Merger to Championship's Stockholders," "SPECIAL FACTORS -- Material U.S. Federal Income Tax Consequences of the Merger for the Open Wheel Group", "SPECIAL FACTORS -- Effects of the Merger on Open Wheel" and "THE MERGER AGREEMENT" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

Regulation M-A
Item 1014

(a)-(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Recommendation of the Championship Board of Directors," "SUMMARY TERM SHEET -- Opinion of Our Financial Advisor," "SUMMARY TERM SHEET -- The Open Wheel Group's Position as to the Fairness of the Merger," "SUMMARY TERM SHEET -- Opinion of Open Wheel's Financial Advisor," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Reasons for the Recommendation of the Championship Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- Opinion of Our Financial Advisor," "SPECIAL FACTORS -- The Open Wheel Group's Position as to the Fairness of the Merger," "SPECIAL FACTORS -- Opinion of Open Wheel's Financial Advisor," and "SPECIAL FACTORS -- Forecasts" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET -- The Special Meeting", "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" and "INTRODUCTION -- Record Date; Voting Rights; Vote Required" is incorporated herein by reference.

(d) A majority of directors who are not employees of Championship have not retained an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the Merger.

(e) The Merger and the Merger Agreement were approved by a majority of the directors of Championship who are not employees of Championship.

(f) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Background of the Merger" and "SPECIAL FACTORS -- Reasons for the Recommendation of the Championship Board of Directors; Fairness of the Merger" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M-A
Item 1015

(a)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Opinion of our Financial Advisor,"

               "SUMMARY TERM SHEET -- Opinion of Open Wheel's Financial Advisor," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Opinion of our Financial Advisor," "SPECIAL FACTORS -- Opinion of Open Wheel's Financial Advisor," "SPECIAL FACTORS -- Reasons for the Recommendation of the Championship Board of Directors; Fairness of the Merger" and "SPECIAL FACTORS -- The Open Wheel Group's Position as to the Fairness of the Merger" is incorporated herein by reference. The full text of the written opinion of Bear, Stearns & Co. Inc. ("Bear Stearns"), dated September 10, 2003, is attached to the Proxy Statement as Annex C and is incorporated herein by reference as Exhibit (c)(1). The written materials presented by Bear Stearns to the Championship Board of Directors on September 10, 2003 are set forth as Exhibit
               (c)(2) hereto. The full text of the written opinion delivered to Open Wheel by Ernst & Young Corporate Finance LLC ("EYCF") dated September 10, 2003 is attached to the Proxy Statement as Annex D and is incorporated herein by reference as Exhibit (c)(3). The written materials presented by EYCF to Open Wheel on September 10, 2003 are set forth as Exhibit (c)(4) hereto.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A
Item 1007

(a)-(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Financing of the Merger," "SPECIAL FACTORS -- Financing of the Merger," "THE MERGER AGREEMENT -- Fees and Expenses" and "CONTRIBUTION AGREEMENT" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A
Item 1008

(a) The information set forth in the Proxy Statement under the captions "INTRODUCTION -- Record Date; Voting Rights; Vote Required" and "OTHER MATTERS -- Beneficial Ownership of Championship Common Stock" is incorporated herein by reference.

(b)(1)-(5) Prior to September 26, 2003, Mr. Forsythe and his affiliates owned 3,377,400 shares of Common Stock of Championship (the "Forsythe Shares"). On September 26, 2003, Mr. Forsythe and his affiliates contributed the Forsythe Shares to Open Wheel.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Regulation M-A
Item 1012

(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- The Special Meeting," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "INTRODUCTION -- Record Date; Voting Rights; Vote Required," "SPECIAL FACTORS -- The Open Wheel Group's Position as to the Fairness of the Merger" and "CONTRIBUTION AGREEMENT" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Recommendation of the Championship Board of Directors," "SUMMARY TERM SHEET -- Recommendation of the Championship Board of Directors," SUMMARY TERM SHEET -- The Open Wheel Group's Position as to the Fairness of the Merger," "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Reasons for the Recommendation of the Championship Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- The Open Wheel Group's Position as to the Fairness of the Merger" and "SPECIAL FACTORS -- The Open Wheel Group's Reasons for the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

Regulation M-A
Item 1010

(a) The information set forth in the Proxy Statement under the captions "INTRODUCTION -- Championship's Selected Consolidated Financial Information" is incorporated herein by reference.

(b)            Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A
Item 1009

(a)-(b) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING," "INTRODUCTION -- Solicitation of Proxies; Expenses of Solicitation," "SPECIAL FACTORS -- Reasons for the Recommendation of the Championship Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- Opinion of Our Financial Advisor,"

               "SPECIAL FACTORS -- Opinion of Open Wheel's Financial Advisor" and "THE MERGER AGREEMENT -- Fees and Expenses" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

Regulation M-A
Item 1011

(b) The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

ITEM 16. EXHIBITS.

Regulation M-A
Item 1016

(a)(1)         Not applicable.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement, is incorporated herein by reference.

(a)(3) Preliminary Proxy Statement of Championship Auto Racing Teams, Inc. is incorporated herein by reference.

(a)(4)         Not applicable.

(a)(5) Press Release dated September 10, 2003 (included as Exhibit 99.1 to the Report on Form 8-K filed by Championship Auto Racing Teams, Inc. on September 10, 2003 and incorporated herein by reference).

(a)(6) Press Release dated September 18, 2003 (included as Exhibit 99.1 to the Report on Form 8-K filed by Championship Auto Racing Teams, Inc. on September 18, 2003 and incorporated herein by reference).

(c)            Not applicable.

(c)(1) Opinion of Bear, Stearns & Co. Inc. dated September 10, 2003 (included as Annex C to the Proxy Statement and incorporated herein by reference).

(c)(2) Materials presented by Bear, Stearns & Co. Inc. to the Championship Board of Directors on September 10, 2003.

(c)(3) Opinion of Ernst & Young Corporate Finance LLC to Open Wheel dated September 10, 2003 (included as Annex D to the Proxy Statement and incorporated herein by reference).

(c)(4) Materials presented by Ernst & Young Corporate Finance LLC to Open Wheel on September 10, 2003.


(c)(5) Confidential Information Memorandum regarding Championship Auto Racing Teams, Inc. Dated May 2003.

(c)(6) Materials Presented by Bear, Stearns & Co. Inc. to the Championship Board of Directors on August 23, 2003.

(d)(1) Agreement and Plan of Merger, dated as of September 10, 2003, by and among Open Wheel Racing Series LLC, Open Wheel Acquisition Corporation and Championship Auto Racing Teams, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(2)         Voting Agreement, dated as of September 11, 2002, between Gerald
               R. Forsythe and Championship Auto Racing Teams, Inc.

(d)(3)         Voting Agreement, dated as of October 16, 2002, between Gerald R.
               Forsythe and Championship Auto Racing Teams, Inc.

(d)(4) Contribution Agreement, dated as of September 10, 2003, by and among Kevin Kalkhoven, Paul Gentilozzi, Gerald R. Forsythe and Championship Auto Racing Teams, Inc. (included as Annex B to the Proxy Statement and incorporated herein by reference).

(d)(5) Open Wheel Limited Liability Company Operating Agreement dated August 15, 2003 (included as Exhibit 99.3 to the Schedule 13D filed by Open Wheel and its affiliates on August 15, 2003 and incorporated herein by reference).

(d)(6) Employment Agreement, dated as of September 30, 2003, between David J. Clare and Championship Auto Racing Teams, Inc.

(d)(7)         Employment Agreement, dated as of October 1, 2003, between Thomas
               L. Carter and Championship Auto Racing Teams, Inc.

(d)(8)         Employment Agreement, dated as of October 3, 2003, between John
               J. Lopes and Championship Auto Racing Teams, Inc.

(d)(9) Consulting Agreement, dated as of September 30, 2003, between Christopher R. Pook and Championship Auto Racing Teams, Inc., (with the Amendment, dated as of September 30, 2003, to the Employment Agreement, dated December 18, 2001, between Christopher R. Pook and Championship Auto Racing Teams, Inc. attached thereto as Exhibit A).

(f) Section 262 of the General Corporation Law of the State of Delaware (included as Annex E to the Proxy Statement and incorporated herein by reference).

(g)            Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAMPIONSHIP AUTO RACING TEAMS, INC.

By: /s/ Christopher R. Pook
    ------------------------------------
    Christopher R. Pook
    President and Chief Executive Officer

OPEN WHEEL RACING SERIES LLC

By: /s/ Kevin Kalkhoven
    ------------------------------------
    Kevin Kalkhoven
    Manager

OPEN WHEEL ACQUISITION CORPORATION

By: /s/ Kevin Kalkhoven
    ------------------------------------
    Kevin Kalkhoven
    President

WILLIS CAPITAL L.L.C.

By: /s/ Gerald R. Forsythe
    ------------------------------------
    Gerald R. Forsythe
    Member

21st CENTURY RACING HOLDINGS

By: /s/ Kevin Kalkhoven
    ------------------------------------
    Kevin Kalkhoven
    Member

BIG BANG RACING LLC

By: /s/ Paul Gentilozzi
    ------------------------------------
    Paul Gentilozzi
    Member


/s/ Gerald R. Forsythe
------------------------------------
Gerald R. Forsythe


/s/ Kevin Kalkhoven
------------------------------------
Kevin Kalkhoven


/s/ Paul Gentilozzi
------------------------------------
Paul Gentilozzi